GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@verizon.net

November 7, 2007

Via Federal Express

Mail Stop 3561

Scott Anderegg

Staff Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cox Distributing, Inc.

Registration Statement Form SB-2/Pre-Effective Amendment Two

File No.: 333-145712

Dear Mr. Anderegg:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement.  The changes are made in response to staff comments or represent an updating of material previously filed to reflect developments in the business of Cox Distributing, Inc.  The paragraph numbers below correspond to the numbered comments in your November 5, 2007 letter of comment.

General

1.

As requested, we have revised to disclose that the shares will be sold at a fixed price for the duration of the offering.  See “Cover Page”, Prospectus Summary, “Selling Stockholders last paragraph” and “Plan of Distribution”.

Recent Sales of Unregistered Securities

2.

The typographical error appearing in Note 3 to audited financials has been corrected.

Miscellaneous

All references to NASD as relates to Rule 211 filing have been revised so as to indicate its new name the Financial Industry Regulatory Authority (“FINRA”).

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Cox Distributing, Inc.

Li & Company, PC